UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 31, 2023

CalTier Fund I, LP

(Exact name of issuer as specified in its charter)

Delaware	36-4920665
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

14269 Danielson St., Poway, California	92064
(Address of principal executive offices)	(Zip code)

(619) 344-0291

(Issuer’s telephone number, including area code)

Units Representing Limited Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

CalTier Fund I, LP (the “Company”, “we”, “us”, or “our”) is filing this current report on Form 1-U to disclose the following.

Unit Purchase Price as of December 31, 2023

As of December 31, 2023, our unit purchase price is $5.00. This price shall be effective through March 31, 2024 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time. The unit purchase price is equal to the greater of (i) $5.00 per unit or (ii) our net asset value (“NAV”) divided by the number of units outstanding as of the close of business on the last business day of the prior fiscal quarter, in each case prior to giving effect to any share purchases or redemptions to be effected on such day.

Components of NAV

The following sets forth the calculation of NAV for our units:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

	December 31, 2023	September 30, 2023
ASSETS:
Cash and cash equivalents	$129,526	$167,890
Investments in Securities, at Fair Value	$3,412,359	$3,489,226
Deferred offering costs	$97,182	$97,182
Total assets	$3,639,067	$3,754,298

LIABILITIES:
Accounts payable	$5,718	$21,912
Distribution payable	$0	$0
Loan Payable	$880,696	$863,708
Advances from Related Parties	$243,076	$360,163
Total liabilities	$1,129,490	1,245,783
NET ASSETS	$2,509,577	$2,508,515
Net assets consist of:
Limited Partner’s Equity	$2,509,577	$2,508,515
NET ASSETS	$2,509,577	$2,508,515
NET ASSET VALUE PER UNIT	$5	$5

As described in “Valuation Policies” in our offering circular dated May 18, 2023, as supplemented from time to time (collectively, the “Offering Circular”), our General Partner or a third-party accountant will calculate our NAV per unit using a process that reflects (1) estimated values of each of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, and (c) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic distributions and (4) estimated accruals of the Company’s operating revenues and expenses.

The calculation of our NAV per unit is based on a number of subjective judgments and assumptions that may not prove to be accurate. Our published NAV per unit may not fully reflect the precise amount that might be paid for your units in a market transaction. Moreover, although we evaluate and provide our NAV per unit on a quarterly basis, our NAV per unit may fluctuate daily so that the NAV per unit in effect for any fiscal quarter may not reflect the amount that might be paid for your units in a market transaction. Further, our published NAV per unit may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any material event that would cause our NAV per unit to change by more than 5% would require a recalculation. We will disclose the updated price and the reason for the change in an Offering Circular supplement and on www.caltier.fund as promptly as reasonably practicable.

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Share Redemption Plan Status

For the quarter ended December 31, 2023, we redeemed approximately 40,000 units under our redemption plan described in our Offering Circular.

Historical Price Information

Since we began calculating our purchase price per unit, our price per unit has been $5.00.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Poway, State of California, on January 5, 2024.

CalTier Fund I, LP

By: CalTier, Inc., its General Partner

By:	/s/ Matthew Belcher
Name:	Matthew Belcher
Title:	CEO of CalTier Inc.,